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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Weider Nutrition International, Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

948603105

(Cusip Number)

Wynnchurch Capital, Ltd.
150 Field Drive, Suite 165
Lake Forest, Illinois 60045
(847) 604-6100
Attention: John A. Hatherly

with a copy to:

James R. Cruger, Esq.
Perkins Coie LLP
131 South Dearborn Street, Suite 1700
Chicago, Illinois 60603
(312) 324-6657

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 948603105

1.	Name of Reporting Person: Wynnchurch Capital Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 492,024 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 492,024 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000,000 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.0%(3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Voting and dispositive power are exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners L.P.

(2)	Based on 492,024 shares of Class A Common Stock held by Wynnchurch Capital Partners, L.P. and 507,976 shares of Class A Common Stock held by Wynnchurch Capital Partners Canada, L.P. Along with Wynnchurch Partners L.P., Wynnchurch Management, Inc., Wynnchurch Partners Canada L.P. and Wynnchurch GP Canada, Inc., Wynnchurch Capital Partners, L.P. and Wynnchurch Capital Partners Canada, L.P. may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and, as a result, each entity may be deemed to beneficially own the shares held by Wynnchurch Capital Partners L.P. and Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 11,051,676 shares of Class A Common Stock outstanding as of February 29, 2004, as disclosed on Issuer’s Form 10-Q filed on April 14, 2004.

CUSIP No. 948603105

1.	Name of Reporting Person: Wynnchurch Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	(See Item 5 below.)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 492,024 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 492,024 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000,000 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.0%(3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Solely in its capacity as the sole general partner of Wynnchurch Capital Partners, L.P.

(2)	Based on 492,024 shares of Class A Common Stock held by Wynnchurch Capital Partners, L.P. and 507,976 shares of Class A Common Stock held by Wynnchurch Capital Partners Canada, L.P. Along with Wynnchurch Partners L.P., Wynnchurch Management, Inc., Wynnchurch Partners Canada L.P. and Wynnchurch GP Canada, Inc., Wynnchurch Capital Partners, L.P. and Wynnchurch Capital Partners Canada, L.P. may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and, as a result, each entity may be deemed to beneficially own the shares held by Wynnchurch Capital Partners L.P. and Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 11,051,676 shares of Class A Common Stock outstanding as of February 29, 2004, as disclosed on Issuer’s Form 10-Q filed on April 14, 2004.

CUSIP No. 948603105

1.	Name of Reporting Person: Wynnchurch Management, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	(See Item 5 below.)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 492,024 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 492,024 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000,000(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.0%(3)

14.	Type of Reporting Person (See Instructions): CO

(1)	Solely in its capacity as the sole general partner of Wynnchurch Partners, L.P.

(2)	Based on 492,024 shares of Class A Common Stock held by Wynnchurch Capital Partners, L.P. and 507,976 shares of Class A Common Stock held by Wynnchurch Capital Partners Canada, L.P. Along with Wynnchurch Partners L.P., Wynnchurch Management, Inc., Wynnchurch Partners Canada L.P. and Wynnchurch GP Canada, Inc., Wynnchurch Capital Partners, L.P. and Wynnchurch Capital Partners Canada, L.P. may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and, as a result, each entity may be deemed to beneficially own the shares held by Wynnchurch Capital Partners L.P. and Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 11,051,676 shares of Class A Common Stock outstanding as of February 29, 2004, as disclosed on Issuer’s Form 10-Q filed on April 14, 2004.

CUSIP No. 948603105

1.	Name of Reporting Person: Wynnchurch Capital Partners Canada, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 507,976(1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 507,976(1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000,000(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.0%(3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Voting and dispositive power are exercised through Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, L.P.

(2)	Based on 492,024 shares of Class A Common Stock held by Wynnchurch Capital Partners, L.P. and 507,976 shares of Class A Common Stock held by Wynnchurch Capital Partners Canada, L.P. Along with Wynnchurch Partners L.P., Wynnchurch Management, Inc., Wynnchurch Partners Canada L.P. and Wynnchurch GP Canada, Inc., Wynnchurch Capital Partners, L.P. and Wynnchurch Capital Partners Canada, L.P. may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and, as a result, each entity may be deemed to beneficially own the shares held by Wynnchurch Capital Partners L.P. and Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 11,051,676 shares of Class A Common Stock outstanding as of February 29, 2004, as disclosed on Issuer’s Form 10-Q filed on April 14, 2004.

CUSIP No. 948603105

1.	Name of Reporting Person: Wynnchurch Partners Canada, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	(See Item 5 below.)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 507,976(1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 507,976(1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000,000(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.0%(3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Solely in its capacity as the sole general partner of Wynnchurch Capital Partners Canada, L.P.

(2)	Based on 492,024 shares of Class A Common Stock held by Wynnchurch Capital Partners, L.P. and 507,976 shares of Class A Common Stock held by Wynnchurch Capital Partners Canada, L.P. Along with Wynnchurch Partners L.P., Wynnchurch Management, Inc., Wynnchurch Partners Canada L.P. and Wynnchurch GP Canada, Inc., Wynnchurch Capital Partners, L.P. and Wynnchurch Capital Partners Canada, L.P. may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and, as a result, each entity may be deemed to beneficially own the shares held by Wynnchurch Capital Partners L.P. and Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 11,051,676 shares of Class A Common Stock outstanding as of February 29, 2004, as disclosed on Issuer’s Form 10-Q filed on April 14, 2004.

CUSIP No. 948603105

1.	Name of Reporting Person: Wynnchurch GP Canada, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	(See Item 5 below.)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 507,976(1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 507,976(1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000,000(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.0%(3)

14.	Type of Reporting Person (See Instructions): CO

(1)	Solely in its capacity as the sole general partner of Wynnchurch Partners Canada, L.P.

(2)	Based on 492,024 shares of Class A Common Stock held by Wynnchurch Capital Partners, L.P. and 507,976 shares of Class A Common Stock held by Wynnchurch Capital Partners Canada, L.P. Along with Wynnchurch Partners L.P., Wynnchurch Management, Inc., Wynnchurch Partners Canada L.P. and Wynnchurch GP Canada, Inc., Wynnchurch Capital Partners, L.P. and Wynnchurch Capital Partners Canada, L.P. may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and, as a result, each entity may be deemed to beneficially own the shares held by Wynnchurch Capital Partners L.P. and Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 11,051,676 shares of Class A Common Stock outstanding as of February 29, 2004, as disclosed on Issuer’s Form 10-Q filed on April 14, 2004.

     This Amendment No. 2 amends the Schedule 13D (the “Original Schedule 13D”) filed with the Securities Exchange Commission (the “SEC”) on July 10, 2000, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on August 8, 2000. Unless otherwise stated herein, the Original Schedule 13D, as amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

     (a)-(b) Reference is made to Rows 7-11 and 13 (including the footnotes thereto) of each of the cover pages of this Amendment No. 2 to Schedule 13D, which Rows are incorporated by reference herein. Each of the calculations in this Item 5 is based on 11,051,676 shares of Issuer’s Class A Common Stock outstanding, as disclosed on Issuer’s Form 10-Q filed with the SEC on April 14, 2004.

     (c) During the 60-day period before the date of filing of this Schedule 13D, the Reporting Persons made no acquisitions of shares of the Issuer’s Class A Common Stock. During this time period, Wynnchurch Capital Partners, L.P. sold an aggregate amount of 86,078 shares of the Issuer’s Class A Common Stock and Wynnchurch Capital Partners Canada, L.P sold an aggregate amount of 88,877 shares of the Issuer’s Class A Common Stock. Details of these transactions are as set forth below:

          (1) Wynnchurch Capital Partners, L.P.

Date	Number of Shares	Price per Share	Type of Sale
4/7/04	10,184	$5.00	Broker transaction
4/8/04	4,920	$5.00	Broker transaction
4/8/04	98	$5.02	Broker transaction
4/8/04	1,625	$5.05	Broker transaction
4/8/04	98	$5.06	Broker transaction
4/8/04	49	$5.11	Broker transaction
4/12/04	3,963	$5.00	Broker transaction
5/7/04	12,300	$4.85	Broker transaction
5/12/04	23,348	$4.45	Broker transaction
5/12/04	12,300	$4.47	Broker transaction
5/12/04	17,220	$4.50	Broker transaction

          (2) Wynnchurch Capital Partners Canada, L.P.

Date	Number of Shares	Price per Share	Type of Sale
4/7/04	10,516	$5.00	Broker transaction
4/8/04	5,080	$5.00	Broker transaction
4/8/04	102	$5.02	Broker transaction
4/8/04	1,675	$5.05	Broker transaction
4/8/04	102	$5.06	Broker transaction
4/8/04	51	$5.11	Broker transaction
4/12/04	4,064	$5.00	Broker transaction
5/7/04	12,700	$4.85	Broker transaction
5/12/04	24,107	$4.45	Broker transaction
5/12/04	12,700	$4.47	Broker transaction
5/12/04	17,220	$4.50	Broker transaction

     Each of Wynnchurch Partners, L.P., Wynnchurch Management, Inc., Wynnchurch Partners Canada, L.P. and Wynnchurch GP Canada, Inc. may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Act, or Rule 13d-5 promulgated under the Act with one or more of the other Reporting Persons. Although Wynnchurch Partners, L.P., Wynnchurch Management, Inc., Wynnchurch Partners Canada, L.P. and Wynnchurch GP Canada, Inc. are reporting such securities as if they were members of a “group,” the filing of this Amendment No. 2 to Schedule 13D shall not be construed as an admission by any such Reporting Person that it is a beneficial owner of any securities covered hereby.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit A	Statement made pursuant to Rule 13d-1(k)(1)(iii) of Rule 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2004
WYNNCHURCH CAPITAL PARTNERS, L.P.

	By:	Wynnchurch Partners, L.P., its general partner

	By:	Wynnchurch Management, Inc., its general partner

	By:	/s/ John A. Hatherly

	Name:	John A. Hatherly
	Its:	President

WYNNCHURCH CAPITAL PARTNERS CANADA, L.P.

	By:	Wynnchurch Partners Canada, L.P., its general partner

	By:	Wynnchurch GP Canada, Inc., its general partner

	By:	/s/ John A. Hatherly

	Name:	John A. Hatherly
	Its:	President

WYNNCHURCH PARTNERS, L.P.

	By:	Wynnchurch Management, Inc., its general partner

	By:	/s/ John A. Hatherly

	Name:	John A. Hatherly
	Its:	President

WYNNCHURCH MANAGEMENT, INC.

	By:	/s/ John A. Hatherly

	Name:	John A. Hatherly
	Its:	President

WYNNCHURCH PARTNERS CANADA, L.P.

	By:	Wynnchurch GP Canada, Inc., its general partner

	By:	/s/ John A. Hatherly

	Name:	John A. Hatherly
	Its:	President

WYNNCHURCH GP CANADA, INC.

	By:	/s/ John A. Hatherly

	Name:	John A. Hatherly
	Its:	President

Exhibit A

     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated: May 17, 2004
WYNNCHURCH CAPITAL PARTNERS, L.P.

	By:	Wynnchurch Partners, L.P., its general partner

	By:	Wynnchurch Management, Inc., its general partner

	By:	/s/ John A. Hatherly

	Name:	John A. Hatherly
	Its:	President

WYNNCHURCH CAPITAL PARTNERS CANADA, L.P.

	By:	Wynnchurch Partners Canada, L.P., its general partner

	By:	Wynnchurch GP Canada, Inc., its general partner

	By:	/s/ John A. Hatherly

	Name:	John A. Hatherly
	Its:	President

WYNNCHURCH PARTNERS, L.P.

	By:	Wynnchurch Management, Inc., its general partner

	By:	/s/ John A. Hatherly

	Name:	John A. Hatherly
	Its:	President

WYNNCHURCH MANAGEMENT, INC.

	By:	/s/ John A. Hatherly

	Name:	John A. Hatherly
	Its:	President

WYNNCHURCH PARTNERS CANADA, L.P.

	By:	Wynnchurch GP Canada, Inc., its general partner

	By:	/s/ John A. Hatherly

	Name:	John A. Hatherly
	Its:	President

WYNNCHURCH GP CANADA, INC.

	By:	/s/ John A. Hatherly

	Name:	John A. Hatherly
	Its:	President